Caledonia Mining 2011 Third Quarter Results

Toronto, Ontario – November 10, 2011: Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, OTCQX: CALVF, AIM: CMCL) is pleased to announce its Third Quarter 2011 (the “Quarter”) operating and financial results, which are reported below in Canadian dollars unless otherwise indicated.

Operational Highlights

•	Gold produced by the Blanket Mine in Zimbabwe in the Quarter increased by 18% to 9,743 ounces from the 8,226 ounces produced in the 2nd quarter 2011 (the “preceding quarter”) and was 97% higher than the 4,935 ounces of gold produced in 3rd quarter 2010 (the “comparative quarter”). This is the sixth consecutive quarterly increase in gold production.
•	Average gold recovery increased to 93.1% from 92.9% in the preceding quarter and from 91.3% in the comparative quarter reflecting the benefits from investment in improvements to the milling and Carbon-in-Leach (“CIL”) circuits.
•	Cash operating costs at the Blanket Mine in the Quarter were US$583 per ounce of gold produced compared to US$585 in the preceding quarter and US$651 in the comparative quarter.

Financial Highlights

Gross Profit (i.e. after depreciation and amortization but before administrative expenses) was $9,364,000 compared to $1,607,000 in the comparative quarter. This is almost a six-fold increase on the comparative quarter and is the seventh consecutive quarterly increase in gross profit.

The average price received per ounce of gold sold during the Quarter was US$1,737 compared to US$1,241 in the comparative quarter.

Caledonia recorded net profit before tax of $8,442,000 compared to $742,000 in the comparative quarter which represents an 11-fold increase.

At September 30, 2011 the Corporation had no debt except current trade payables (September 30, 2010 $1,680,000) and had cash and cash equivalents of $6,847,000 (net debt as at September 30, 2010 $226,000).

Other Highlights

Blanket made payments in respect of direct and indirect taxes, royalties, licence fees, levies and other payments to the Government of Zimbabwe during the Quarter totalling US$3,847,000 (US$3,307,000 – Q2 2011).

Blanket Mine’s Occupational, Safety and Health policies and procedures were audited by the National Social Security Authority (the “NSSA”) as a result of which Blanket was awarded the NSSA gold medal in the Mining and Quarrying sector in Matabeleland and the bronze medal across all industrial sectors in Zimbabwe.

Work on the 4-hole drilling program at the Konkola West area of the Nama base metals project in Zambia has continued. At the end of October, 3 holes had been completed and the drill rig had been moved to the fourth hole. The conclusions from this program will be provided when Management has received and evaluated all of the results.

Commenting on these results, Stefan Hayden, President and Chief Executive Officer said: “Caledonia has had, as forecast, a very strong performance for the third quarter and profits for the third quarter of 2011 exceeded profits for the entire first half of 2011.
The increase in profit was primarily achieved due to the 18% increase in gold production and the 15% increase in the average price of gold sold compared to the second quarter of 2011.
The Blanket Mine in Zimbabwe achieved its target annualised production level of 40,000 ounces of gold for the last two months of the third quarter and this level of production was sustained in October. The increase in production was achieved following the completion of work to address the remaining constraints to underground production and included the commissioning of a new ore pass at the end of July, which substantially improved the efficiency of underground operations and reduced ore handling costs. We expect that Blanket Mine will operate sustainably at this level of production.
Cash costs at the Blanket Mine fell to US$583/oz. from US$585/oz. in the preceding quarter. The cost per ounce of labour and electricity was lower than the previous quarter as these are largely fixed costs and were amortised over the higher production. The cost per ounce of consumables increased due to the expected normalisation in the head grade which was reflected in a 40% increase in the tonnes of ore processed and an 18% increase in gold production. Overall, however, the cost per tonne of ore mined and processed fell due to improved underground operating efficiency and recent investments in the milling and CIL circuits which have reduced consumable usage and increased recoveries. Blanket’s cash costs remain highly competitive compared with other gold producers, not only in Zimbabwe, but also in the rest of Africa.
The Blanket Mine recently won several prestigious Safety Health and Environment (“SHE”) awards. These awards reflect the close attention given to SHE by both Blanket Mine and Caledonia. These awards also demonstrate that Blanket Mine does not achieve its low costs by neglecting its obligations in this very important area. It is hoped that these awards will help to dispel the commonly-held misconception in Zimbabwe that mining companies act with little regard for the well-being of their employees and the environment.
Caledonia submitted a revised indigenization proposal on 12 October, 2011 and continues constructive dialogue with the Minister of Indigenization, his officials and advisers.
During the third quarter Blanket made payments of approximately US$3.8 million to the Government of Zimbabwe in respect of direct and indirect taxation, royalties, licence fees etc. Blanket Mine also received Taxpayer Appreciation Awards 2011 from the Zimbabwe Revenue Authority in respect of Income Tax and PAYE categories. It is hoped that payments of this magnitude and the fact that Blanket Mine has received recognition in terms of these awards will further address the widespread misconception in Zimbabwe that mining companies do not pay tax.

The 4-hole drilling program on the Konkola West area of the Nama base metals project in Zambia commenced during March 2011 to identify whether typical copper-belt type mineralisation, which is the primary type of mineralisation found in Zambian copper and cobalt deposits, exists similar to that on the adjacent property to the east of the Nama Licence Area. At the end of October 2011 3 holes had been completed and work on the fourth hole had commenced. This drilling program is expected to be completed in the fourth quarter 2011 and the final assay results received thereafter. The conclusions arising from this program will be released once management has received and evaluated all of the results.
The culmination of the investment programs at the Blanket Mine over the past 30 months has substantially transformed Caledonia’s financial and operating performance as demonstrated by these third quarter results. The implementation of these programs in a very difficult environment is a testament to the high engineering standards and the hard work, determination and creativity of the management and employees of Caledonia and Blanket Mine.

Financial Highlights

Consolidated Statement of Comprehensive Income (unaudited) (In thousands of Canadian dollars except per share amounts)
	For the 3 months ended Sept 30		For the 9 months ended Sept 30
	2011	2010	2011	2010
	$	$	$	$
Revenue	16,517	6,357	39,733	14,970
Royalty	743	223	1,791	515
Production costs	5,763	3,915	15,883	9,669
Amortization	647	612	1,853	1,772
Gross profit	9,364	1,607	20,206	3,014
Administrative expenses	910	527	3,587	1,423
Share-based payment	-	354	1,102	354
Results from operating activities	8,454	726	15,517	1,236
Finance income	2	60	3	223
Finance expense	14	44	193	200
Profit before income tax	8,442	742	15,327	1,260
Income tax expense	2,292	-	4,404	3
Profit for the period	6,150	742	10,923	1,257
Profit/(loss) on foreign currency translation	2,152	-	1,077	1
Total comprehensive income for the period	8,302	742	12,000	1,258
Earnings per share (cents)
Basic	1.23	0.15	2.18	0.25
Diluted	1.13	0.15	2.01	0.25
Weighted average number of common shares outstanding (thousand)
Basic	500,549	500,169	500,345	500,169
Diluted	543,089	500,169	542,785	500,169

Consolidated Statement of Cash Flows (unaudited) (In thousands of Canadian dollars)
	For the 9 months ended Sept 30
	2011	2010
	$	$
Cash flows from operating activities
Profit for the period	10,923	1,257
Adjustments for:
Reconcile net cash from operations	8,288	2,093
Changes in non-cash working capital	(1,651)	(502)
Income tax paid	(3,448)	(3)
Net cash from operating activities	14,112	2,845

Cash flows from investing activities
Property, plant and equipment additions	(7,511)	(4,177)
Sale of investment	-	51
Net cash used in investing activities	(7,511)	(4,126)

Cash flows from financing activities
Bank overdraft increase/(decrease)	(747)	1,092
Finance expense	(193)	(200)
Finance income	3	223
Shares issued	38	-
Net cash from (used in) financing activities	(899)	1,115

Net increase/(decrease) in cash and cash equivalents	5,702	(166)
Cash and cash equivalents at beginning of period	1,145	1,623
Cash and cash equivalents at end of period	6,847	1,457

Consolidated statements of Financial Position (unaudited)
(In thousands of Canadian dollars) As at	Sept 30,	December 31,
	2011	2010
	$	$
Total non-current assets	34,566	28,348
Inventories	3,413	2,620
Prepayments	87	93
Trade and other receivables	5,111	2,314
Cash and cash equivalents	6,847	1,145
Total assets	50,024	34,520
Total non-current liabilities	8,247	7,070
Trade and other payables	5,816	3,882
Bank overdraft	-	747
Total liabilities	14,063	11,699
Capital and reserves	35,961	22,821
Total equity and liabilities	50,024	34,520

For more information, please contact:

Caledonia Mining Corporation	Collins Stewart Europe Limited
Mark Learmonth	John Prior / Sebastian Jones
Tel: + 27 11 447 2499	Tel: + 44 20 7523 8350
marklearmonth@caledoniamining.com

Renmark Financial Communications Inc	Collins Stewart LLC
John Boidman or Dustin Buenaventura Tel: +1 514 939 3989 or +1 416 644 2020 jboidman@renmarkfinancial.com	Dan Mintz Tel: +1 212 389 8022 DMintz@collinsstewartllc.com
dbuenaventura@renmarkfinancial.com

Further information regarding Caledonia’s exploration activities and operations along with its latest financials and Management Discussion and Analysis may be found at www.caledoniamining.com